================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 3)
                                 (Rule 14d-100)

                             Tender Offer Statement
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Motient Corporation
                       (Name of Subject Company (Issuer))

                               Motient Corporation
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                 Series A Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)

                                   619908 40 3
                      (CUSIP Number of Class of Securities)

                                Robert L. Macklin
                          General Counsel and Secretary
                            300 Knightsbridge Parkway
                             Lincolnshire, IL 60069
                                 (847) 478-4200
       (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)


                                    Copy to:
                                  W. Mark Young
                                Andrews Kurth LLP
                             600 Travis, Suite 4200
                              Houston, Texas 77002
                                 (713) 220-4200


                            CALCULATION OF FILING FEE

================================================================================
           Transaction Valuation*                Amount of Filing Fee**
--------------------------------------------------------------------------------
               $408,500,000                            $48,081
--------------------------------------------------------------------------------


* For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was estimated pursuant to Rule 457(f)(2) based on the book value of the Series A Cumulative Convertible Preferred Stock.

** The amount of the filing fee equals $117.70 per $1 million of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with |X| which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid: $48,081
             Form or Registration No.: Schedule TO (File No. 005-42503)
             Filing Party: Motient Corporation
             Date Filed: September 27, 2005

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_]  third-party tender offer subject to Rule 14d-1.
          [X]  issuer tender offer subject to Rule 13e-4.
          [_]  going-private transaction subject to Rule 13e-3.
          [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

================================================================================


                             INTRODUCTORY STATEMENT

         This Amendment No.3 (this "Amendment") to Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") is filed by Motient Corporation, a Delaware Corporation ("Motient") on October 19, 2005 and relates to Motient's offer to exchange shares of Motient's Series B Cumulative Convertible Preferred Stock (the "Series B Preferred"), for any and all outstanding shares of Motient's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred") upon the terms and subject to the conditions set forth in the Company Notice dated September 27, 2005, as amended October 11, 2005 (the "Company Notice"), and in the related amended letter of transmittal (the "Letter of Transmittal"), copies of which are incorporated by reference herein as Exhibits (a)(1)(A) and (a)(1)(B) (as amended or supplemented from time to time, collectively constitute the "Exchange Offer Documents").

         The information in the Exchange Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein.

         The Company Notice is hereby amended and supplemented as follows:

         (1) The third sentence of the paragraph titled "Available Information" on page iii of the Company Notice is hereby deleted and replaced by the following sentence:

"Copies of such material may be obtained at perscribed rates from the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549."

         (2) The second column of the row of the Summary Term Sheet on page 1 of the Company Notice titled "Conditions to the Offer" is hereby deleted and replaced by the following sentence:

"Consummation of the Exchange Offer is conditioned upon the (i) holders of a majority of the shares of Series A Preferred having tendered their shares of Series A Preferred for exchange in the Exchange Offer and (ii) satisfaction of the General Conditions. Motient, in its reasonable discretion, reserves the right to waive any and all conditions of the Exchange Offer, to the extent it may legally do so, on or prior to the Expiration Date.
See "The Exchange Offer -- Conditions of the Exchange Offer.""

         (3) The second column of the row of the Summary Term Sheet on page 1 of the Company Notice titled "Right to Terminate Offer" is amended and restated in its entirety to read as follows:

"The Board has the right to terminate the Exchange Offer at any time on or prior to the Expiration Date if any of the conditions to the Offer as set forth under the title "Conditions to the Offer" above have not been met."

         (4) The answer to the question titled "What are the Conditions to the Exchange Offer" on page 6 of the Company Notice is hereby deleted and replaced by the following sentence:

"Consummation of the Exchange Offer is conditioned upon the (i) holders of a majority of the shares of Series A Preferred having tendered their shares of Series A Preferred for exchange in the Exchange Offer and (ii) satisfaction of the General Conditions. Motient, in its reasonable discretion, reserves the right to waive any and all conditions of the Exchange Offer, to the extent it may legally do so, on or prior to the Expiration Date.
See "The Exchange Offer -- Conditions of the Exchange Offer.""

         (5) In the answer to the question titled "What happens to the Series A Preferred and the Series B Preferred if the proposed transaction to acquire MSV and TerreStar is completed?" on page 8 of the Company Notice, the first sentence of the answer to that question is hereby deleted and replaced by the following sentence:

"Based on the proposed terms of these transactions, which are described in "Important Information Concerning the Exchange Offer--Proposed Consolidation of Ownership of MSV and TerreStar" below, the Series A Preferred and Series B Preferred will remain outstanding in the event these transactions are consummated and none of the terms of the Series A Preferred or Series B Preferred, such as the conversion price or the dividend payment, would change, nor would the holders of Series A Preferred or Series B Preferred be entitled to vote on or have the right to consent to the transaction."

         (6) The first sentence of the paragraph titled "Conditions of the Exchange Offer" on page 21 of the Company Notice is hereby deleted and replaced by the following sentence:

"Notwithstanding any other provision of the Exchange Offer, Motient will not be required to exchange the shares of Series A Preferred for the shares of Series B Preferred in connection with the Exchange Offer and may terminate, extend or amend the Exchange Offer if on or prior to the Expiration Date (i) the holders of a majority of the shares of Series A Preferred shall not have tendered their shares of Series A Preferred for exchange in the Exchange Offer and (ii) the General Conditions set forth below have not been satisfied or waived."

Item 1.  Summary Term Sheet

         The information set forth in the Company Notice in the sections entitled "Questions and Answers About the Exchange Offer" is incorporated herein by reference.

Item 2.  Subject Company Information

     (a) Name and Address.

         The name of the issuer is Motient Corporation. The address of Motient's principal executive offices is 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069. The telephone number of Motient's principal executive offices is (847) 478-4200.

     (b) Securities.

         As of October 11, 2005, there were 408,500 shares of Series A Cumulative Convertible Preferred Stock issued and outstanding.

     (c) Trading Market and Price.

         The information set forth in the Company Notice in the section entitled "Market and Trading Information" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and Address.

         The filing person is the issuer. The information set forth in Item 2(a) above is herein incorporated by reference.

         With respect to the information required pursuant to Instruction C to Schedule TO, the information set forth in Motient's Form 10-K filed March 31, 2005 and Motient's proxy statement filed May 18, 2005, which are incorporated by reference into the section of the Company Notice entitled "Documents Incorporated by Reference," are incorporated herein by reference.

         The address and telephone number of each director and executive officer is: c/o Motient Corporation, 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069.

Item 4.  Terms of the Transaction.

     (a) Material Terms.

         The information set forth in the Company Notice in the sections entitled "Questions and Answers About the Exchange Offer," "Summary--The Exchange Offer," "The Exchange Offer," and "Material United States Federal Income Tax Considerations" and "Annex A," "Annex B," "Annex C" and "Annex D" are incorporated herein by reference.

     (b) Purchases.

         The information set forth in the Company Notice in the section entitled "The Exchange Offer" are incorporated herein by reference.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

     (e) Agreements involving the subject company's securities.

         Not applicable.

Item 6.  Purposes of the Transaction and Plans of Proposals.

     (a) Purposes.

         The information set forth in the Company Notice on the cover page and in the section entitled "Questions and Answers About the Exchange Offer--What is the Purpose of the Exchange Offer?" is incorporated herein by reference.

     (b) Use of securities acquired.

         The Series A Preferred tendered in the Exchange Offer will be retained and held as treasury shares.

     (c) Plans.

         The information set forth in the Company Notice on the cover page and in the section entitled "Important Information Concerning the Exchange Offer--Proposed Consolidation of Ownership of MSV and TerreStar" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Source of Funds.

         The information set forth in the Company Notice in the sections titled "The Exchange Offer--Exchange Offer," and "--Fees and Expenses" are incorporated herein by reference.

     (b) Conditions.

         Not applicable.

     (d) Borrowed funds.

         Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) Securities ownership.

         The information set forth in Motient's Form 10-K filed March 31, 2005 in the section entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" which is incorporated by reference into the Company Notice in the section entitled "Documents Incorporated by Reference," is incorporated herein by reference.

     (b) Securities transactions.

         Not applicable.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations.

         Not applicable.

Item 10.

     (a) Financial information.

         The information set forth in Motient's Annual Report on Form 10-K for the period ended December 31, 2004 in the financial statements and accompanying notes and financial statement schedules as of December 31, 2003 and December 31, 2004, and for the years ended December 31, 2002, 2003 and 2004, and in Motient's Quarterly Report on Form 10-Q in the financial statements and accompanying notes and financial statement schedules as of June 30, 2005, and for the six-month and three-month periods ended June 30, 2005 and 2004, which are incorporated by reference into the Company Notice in the section entitled "Documents Incorporated by Reference," are incorporated herein by reference.

         The information set forth in the Company Notice in the section titled "Summary Consolidated Financial Information" is incorporated herein by reference.

     (b) Pro forma information.

         Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Company Notice in the section titled "Important Information Concerning the Exchange Offer" and the information set forth in Exhibit (a)(1)(F) is incorporated herein by reference.

     (b) Other Material Information.

         Not applicable.

Item 12. Materials to be Filed as Exhibits.

         (a)(1)(A) Company Notice to the Holders of Motient Corporation Series A Cumulative Convertible Preferred Stock dated September 27, 2005 as amended October 11, 2005.**

         (a)(1)(B) Form of Amended Exchange Offer Letter of Transmittal.**

         (a)(1)(C) Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

         (a)(1)(D) Form of Amended Letter to Clients.**

         (a)(1)(E) Letter to Series A Preferred Stockholders dated October 4, 2005.*

         (a)(1)(F) Letter to Series A Preferred Stockholders dated October 19, 2005.


* Previously filed as an exhibit to the Schedule TO/A filed with the Securities and Exchange Commission on October 4, 2005.

** Previously filed as an exhibit to the Schedule TO/A filed with the Securities and Exchange Commission on October 11, 2005.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

================================================================================

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated:  October 19, 2005

                                      MOTIENT CORPORATION


                                      By:  /s/ Robert Macklin
                                           ---------------------------
                                           Name:  Robert Macklin
                                           Title:  General Counsel and Secretary

================================================================================

                                INDEX TO EXHIBITS


 Exhibit
 Number            Description
 ------            -----------

(a)(1)(A) Company Notice to the Holders of Motient Corporation Series A Cumulative Convertible Preferred Stock dated September 27, 2005, as amended October 11, 2005.**

(a)(1)(B)          Form of Amended Letter of Transmittal.**


(a)(1)(C) Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**


(a)(1)(D)          Form of Amended Letter to Clients.**


(a)(1)(E)          Letter to Series A Preferred Stockholders dated
                   October 11, 2005.*

(a)(1)(F)          Letter to Series A Preferred Stockholders dated
                   October 19, 2005.


* Previously filed as an exhibit to the Schedule TO/A filed with the Securities and Exchange Commission on October 4, 2005.
** Previously filed as an exhibit to the Schedule TO/A filed with the Securities and Exchange Commission on October 11, 2005.